Dreyfus Premier Municipal Bond Fund

SEMIANNUAL REPORT October 31, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this semiannual report for Dreyfus Premier Municipal Bond Fund, covering the six-month period from May 1, 2007, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. While we saw no change in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of liquidity concerns over the summer before rebounding in the early fall.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, fiscal conditions have remained sound for most municipal bond issuers and lower short-term interest rates from the Federal Reserve Board should help forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your tax-exempt investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through October 31, 2007, as provided by James Welch and W. Michael Petty, Portfolio Managers

Fund and Market Performance Overview

The municipal bond market encountered heightened volatility as turmoil spread from the sub-prime mortgage sector of the taxable bond market to other areas of the financial markets. A subsequent market rebound enabled the fund's benchmark to post a modestly positive absolute return for the reporting period. However, the fund underperformed its benchmark, primarily due to income-oriented holdings that were hard-hit during the downturn.

For the six-month period ended October 31, 2007, Dreyfus Premier Municipal Bond Fund achieved total returns of –0.27% for Class A shares, –0.54% for Class B shares, –0.64% for Class C shares and –0.24% for Class Z shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.30% for the same period.[2]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

Sub-Prime Mortgage Woes Weighed on Municipal Bonds

After trading within a relatively narrow range for most of the reporting period, municipal bond market conditions changed dramatically over the summer of 2007, when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other areas. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged institutional investors. In the aftermath of the summertime decline, tax-exempt bonds traded at their highest yield levels in more than three years.

The tax-exempt bond market generally rebounded in September and October as investors increasingly recognized that fundamentals remained sound for most municipal issuers. In addition, the Federal Reserve Board (the "Fed") attempted to promote market liquidity by reducing short-term interest rates. However, investors had reassessed their attitudes toward risk, and lower-rated, higher yielding securities did not bounce back as strongly as higher-rated bonds. In addition, a robust new issuance calendar toward the end of the reporting period put further downward pressure on prices of some municipal bonds.

Income-Oriented Bonds Were Hard-Hit During the Downturn

Although the fund's income returns were relatively robust, its total return suffered in this environment. Particularly hard-hit were bonds backed by the states' settlement of litigation with U.S. tobacco companies, as several states securitized their settlements and added to the supply of such bonds. The fund's holdings of corporate-backed municipal bonds lagged market averages in the "flight to quality" during and after the credit crisis. The fund also was negatively impacted by its focus on tax-exempt securities with maturities at the longer end of the spectrum, which was one of the more severely affected market segments.

Despite the municipal bond market's lackluster performance, we have seen little evidence of deterioration in the fiscal condition of state and local governments. Most states achieved balanced budgets for their current fiscal years as tax revenues met or exceeded projections.

Positioned for a Changing Economic Environment

The U.S. economy appears to have slowed as a result of declining housing markets, making further interest-rate reductions from the Fed more likely. Should the Fed cut rates further, we may find new opportunities for income and total return as yield differences widen along the market's maturity range. In the meantime, we intend to maintain our focus on producing competitive levels of tax-exempt income.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Class Z is not subject to any initial or deferred sales charge. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Municipal Bond Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 5.92	$ 8.47	$ 9.72	$ 5.62
Ending value (after expenses)	$997.30	$994.60	$993.60	$997.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 5.99	$ 8.57	$ 9.83	$ 5.69
Ending value (after expenses)	$1,019.20	$1,016.64	$1,015.38	$1,019.51

† *Expenses are equal to the fund's annualized expense ratio of 1.18% for Class A, 1.69% for Class B, 1.94% Class C and 1.12% for Class Z Shares; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Long-Term Municipal Investments—105.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—.6%				
University of Alabama, HR (Insured; MBIA)	5.75	9/1/10	3,000,000 [a]	3,213,330
Arizona—1.5%				
Arizona Health Facilities Authority, Health Care Facilities Revenue (The Beatitudes Campus Project)	5.20	10/1/37	4,000,000	3,567,560
Pima County Industrial Development Authority, Education Revenue (American Charter Schools Foundation Project)	5.63	7/1/38	5,000,000	4,945,500
California—13.0%				
California, GO	5.63	5/1/10	2,530,000 [a]	2,689,896
California, GO (Insured; MBIA)	4.25	8/1/33	13,425,000	12,404,700
California, GO (Various Purpose)	5.25	11/1/27	5,000,000	5,244,800
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	5.00	11/15/34	4,000,000	4,011,720
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	11/15/46	10,000,000	10,195,800
California Pollution Control Financing Authority, PCR	5.90	6/1/14	12,710,000 [b,c]	14,369,735
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.88	6/1/13	2,170,000 [a]	2,632,275
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.90	6/1/13	1,920,000 [a]	2,331,206
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	10,640,000	10,215,464

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Lincoln, Community Facilities District Number 2003-1, Special Tax Bonds (Lincoln Crossing Project)	6.00	9/1/13	3,145,000 a	3,590,741
San Francisco Bay Area Rapid Transit District, GO	5.00	8/1/32	5,000,000	5,218,500
Colorado—4.6%				
Colorado Educational and Cultural Facilities Authority, LR (Community Colleges of Colorado System Headquarters Project) (Insured; AMBAC)	5.50	12/1/21	1,100,000	1,175,009
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	7.15	10/1/30	45,000	45,719
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	2,760,000	2,922,702
Denver City and County, Airport Revenue (Insured; AMBAC)	6.00	11/15/17	5,000,000	5,270,950
Murphy Creek Metropolitan District Number Three, GO	6.00	12/1/26	1,540,000	1,463,647
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/41	8,250,000	8,785,508
Northwest Parkway Public Highway Authority, Revenue (Insured; AMBAC)	0.00	6/15/27	6,125,000	1,993,810
University of Colorado Hospital Authority, Revenue	5.25	11/15/39	3,810,000	3,801,123
Connecticut—5.3%				
Connecticut	5.75	6/15/11	8,000,000 b,c	8,468,520
Connecticut	5.50	12/15/15	7,400,000 b,c	8,313,530
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.63	7/1/26	4,345,000	4,550,041
Mashantucket Western Pequot Tribe, Special Revenue	5.75	9/1/27	8,000,000 b	8,059,360

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida—2.0%				
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	6.00	11/15/11	2,500,000 [a]	2,742,800
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	8,215,000	8,389,651
Georgia—2.2%				
College Park Business and Industrial Development Authority, Revenue (Civic Center Project) (Insured; AMBAC)	5.75	9/1/10	4,250,000 [a]	4,588,385
Georgia	5.25	7/1/10	5,000,000 [a]	5,233,000
Rockdale County Development Authority, Project Revenue (Visy Paper Project)	6.13	1/1/34	2,500,000	2,502,875
Illinois—4.3%				
Carol Stream, First Mortgage Revenue (Windsor Park Manor Project)	6.50	12/1/07	400,000	400,796
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.45	9/1/29	1,745,000	1,769,133
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	5.50	12/1/42	7,910,000	8,412,206
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	87,000	87,594
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.25	8/1/12	216,484	185,624
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	7,500,000	7,667,325

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion Project) (Insured; MBIA)	5.50	6/15/23	5,000,000	5,348,500
Kansas−1.5%				
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.55	6/1/38	2,760,000	2,951,903
Wichita, HR (Via Christi Health System, Inc.)	6.25	11/15/19	2,000,000	2,158,060
Wichita, HR (Via Christi Health System, Inc.)	6.25	11/15/20	3,000,000	3,237,090
Kentucky−2.4%				
Mount Sterling, LR (Kentucky League of Cities Funding Trust Program)	6.10	3/1/18	5,500,000	6,327,035
Pendleton County, Multi-County LR (Kentucky Association of Counties Leasing Trust Program)	6.40	3/1/19	6,000,000	6,880,440
Louisiana−.5%				
Louisiana Housing Finance Agency, SFMR (Home Ownership Program) (Collateralized: FNMA and GNMA)	6.40	12/1/30	1,630,000	1,657,302
Saint James Parish, SWDR (Freeport-McMoRan Partnership Project)	7.70	10/1/22	1,000,000	1,016,310
Maryland−.4%				
Maryland Energy Financing Administration, SWDR (Wheelabrator Water Technologies Baltimore LLC Projects)	6.45	12/1/16	2,100,000	2,145,318
Massachusetts−2.9%				
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.25	7/1/30	9,485,000	10,714,351

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	2,450,000	2,485,280
Route 3 North Transportation Improvement Association, LR (Insured; MBIA)	5.75	6/15/10	3,000,000 a	3,174,150
Michigan—5.9%				
Detroit School District, School Building and Site Improvement Bonds (GO— Unlimited Tax) (Insured; FGIC)	5.00	5/1/28	5,000,000	5,139,000
Michigan Building Authority, Revenue (Residual Certificates)	5.50	10/15/17	10,000,000 b,c	10,662,200
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	7,725,000	7,723,532
Pontiac Tax Increment Finance Authority, Tax Increment Revenue (Development Area Number 3)	6.25	6/1/22	3,250,000	3,388,613
Romulus Economic Development Corporation, Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Company)	7.00	11/1/15	5,000,000	6,016,450
Minnesota—1.4%				
Chaska, Electric Revenue	6.00	10/1/10	2,000,000 a	2,141,160
Minnesota Housing Finance Agency, Single Family Mortgage	5.95	1/1/17	440,000	444,426
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	4,855,000	5,041,189
Mississippi—.3%				
Mississippi Home Corporation, SFMR (Collateralized; GNMA)	6.95	12/1/31	1,885,000	1,937,931

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Missouri–1.7%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,470,000	2,490,625
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	2,500,000	2,390,075
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.13	12/1/10	4,000,000 a	4,342,000
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	95,000	96,008
Nebraska–1.8%				
Nebraska Public Power District, General Revenue (Insured; AMBAC)	5.00	1/1/35	10,000,000	10,242,000
New Jersey–8.1%				
New Jersey Economic Development Authority, Revenue (Insured; AMBAC)	5.25	6/15/15	4,990,000 b,c	5,287,080
New Jersey Economic Development Authority, Revenue (Insured; AMBAC)	5.25	6/15/16	4,990,000 b,c	5,287,080
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/11	10,000 a	10,595
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/11	10,000 a	10,595
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.50	1/1/10	6,000,000 a	6,258,840
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.00	1/1/11	12,700,000 b,c	13,645,198

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	5,135,000 [a]	6,006,512
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	0.00	6/1/41	18,500,000	2,046,100
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	7,530,000	6,461,342
New Mexico—1.2%				
Farmington, PCR (Public Service Company of New Mexico San Juan Project)	6.38	4/1/22	1,430,000	1,460,988
Jicarilla Apache Nation, Revenue	5.50	9/1/23	5,000,000	5,309,450
New York—6.5%				
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	9,000,000	9,299,970
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	3,000,000	3,455,640
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	6.00	6/15/10	3,085,000 [a]	3,313,907
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue	5.00	6/15/39	9,500,000	9,685,820
New York State Dormitory Authority, Revenue (New York University) (Insured; MBIA)	6.00	7/1/17	3,500,000	4,087,020

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Rochester Institute of Technology) (Insured; AMBAC)	5.25	7/1/24	3,345,000	3,548,978
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/13	2,500,000	2,959,850
North Carolina—2.3%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	7.00	1/1/13	3,500,000	3,873,100
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; ACA)	6.75	1/1/26	5,000,000	5,297,650
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.45	8/15/20	1,000,000	1,059,560
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.63	8/15/30	2,565,000	2,702,612
Ohio—8.0%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	16,000,000	16,616,960
Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights— Public Parking Garage Project)	7.35	12/1/31	3,000,000	3,233,640
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	7,000,000	7,582,820
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth Systems Project)	6.15	2/15/09	3,115,000 [a]	3,249,132

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Hamilton County, Sales Tax Refunding and Improvement Bonds (Insured; AMBAC)	0.00	12/1/25	14,865,000	6,485,302
Ohio Water Development Authority, PCR (The Cleveland Electric Illuminating Company Project) (Insured; ACA)	6.10	8/1/20	7,300,000	7,451,037
Oklahoma−2.1%				
McGee Creek Authority, Water Revenue (Insured; MBIA)	6.00	1/1/13	8,025,000	8,508,587
Oklahoma Development Finance Authority, Student Housing Revenue (Seminole State College Project)	5.13	9/1/36	3,000,000	2,920,470
Oregon−.7%				
Portland, Sewer System Revenue (Insured; FGIC)	5.75	8/1/10	3,500,000 a	3,711,330
Pennsylvania−1.7%				
Butler County Industrial Development Authority, Health Care Facilities Revenue (Saint John Lutheran Care Center Project) (Collateralized; GNMA)	5.85	4/20/36	4,210,000	4,417,048
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project))	6.00	6/1/31	5,000,000 b,c	5,042,075
South Carolina−2.9%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	10,900,000 a,b,c	11,984,822
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	4,000,000	4,088,720

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tennessee−3.3%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/31	8,355,000	8,507,061
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	8,000,000	7,698,480
Shelby County Health, Educational and Housing Facility Board, MFHR (Cameron at Kirby Parkway and Stonegate Apartments)	7.25	7/1/23	2,685,000 [d]	268,446
Shelby County Health, Educational and Housing Facility Board, Revenue (Saint Jude Children's Research Hospital)	5.00	7/1/36	2,000,000	2,013,140
Texas−4.2%				
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.70	1/1/11	5,000,000 [a]	5,476,150
Brazos River Harbor Navigation District, Revenue (The Dow Chemical Company Project)	4.95	5/15/33	5,100,000	4,977,090
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines Inc.)	5.50	11/1/30	3,000,000	2,754,750
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue (Insured; FSA)	5.50	11/1/21	3,000,000	3,187,950
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	3,500,000	3,757,985

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Wichita Falls, Water and Sewer Revenue (Insured; AMBAC)	5.38	8/1/11	3,000,000 [a]	3,196,440
Virginia–.9%				
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	5.10	10/1/35	5,000,000	5,005,300
Washington–2.3%				
Washington Public Power Supply System, Revenue (Nuclear Project Number 3) (Insured; MBIA)	7.13	7/1/16	10,425,000	12,803,360
West Virginia–1.1%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	3,500,000	3,516,065
West Virginia Hospital Finance Authority, HR (Charleston Area Medical Center, Inc.)	6.00	9/1/10	2,440,000 [a]	2,620,902
Wisconsin–4.4%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	4,495,000	4,648,504
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	13,350,000	14,164,617
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	5,500,000	5,820,265
U.S. Related–3.3%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	10,400,000	669,032

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Commonwealth (Insured; MBIA)	5.65	7/1/15	4,000,000	4,451,960
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/13	6,000,000	6,501,480
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/27	6,100,000	6,798,755
Total Investments (cost $571,174,210)			**105.3%**	**586,809,045**
Liabilities, Less Cash and Receivables			**(5.3%)**	**(29,670,460)**
Net Assets			**100.0%**	**557,138,585**

[a]   *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b]   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $91,119,600 or 16.4% of net assets.*

[c]   *Collateral for floating rate borrowings.*

[d]   *Non-income producing security; interest payments in default.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	41.3
AA		Aa		AA	12.1
A		A		A	15.2
BBB		Baa		BBB	19.7
B		B		B	3.9
CCC		Caa		CCC	.5
Not Rated[e]		Not Rated[e]		Not Rated[e]	7.3
					100.0

† Based on total investments.

[e] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	571,174,210	586,809,045
Interest receivable		10,548,553
Receivable for investment securities sold		7,035,404
Receivable for shares of Beneficial Interest subscribed		115,579
Prepaid expenses		32,622
		604,541,203
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		435,986
Cash overdraft due to Custodian		7,437,235
Payable for floating rate notes issued–Note 4		38,345,000
Payable for shares of Beneficial Interest redeemed		611,762
Interest and related expense payable		532,773
Interest expense–Note 2		311
Accrued expenses		39,551
		47,402,618
Net Assets ($)		**557,138,585**
Composition of Net Assets ($):		
Paid-in capital		604,261,104
Accumulated undistributed investment income–net		4,789
Accumulated net realized gain (loss) on investments		(62,762,143)
Accumulated net unrealized appreciation (depreciation) on investments		15,634,835
Net Assets ($)		**557,138,585**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	243,061,483	8,220,433	10,547,188	295,309,481
Shares Outstanding	19,020,766	642,946	824,116	23,108,630
Net Asset Value Per Share ($)	**12.78**	**12.79**	**12.80**	**12.78**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**15,849,471**
Expenses:	
Management fee–Note 3(a)	1,565,206
Shareholder servicing costs–Note 3(c)	822,243
Interest and related expenses	778,346
Distribution fees–Note 3(b)	62,652
Professional fees	29,089
Registration fees	29,029
Prospectus and shareholders' reports	16,262
Custodian fees–Note 3(c)	13,182
Trustees' fees and expenses–Note 3(d)	11,394
Loan commitment fees–Note 2	2,708
Interest expense–Note 2	311
Miscellaneous	22,428
Total Expenses	**3,352,850**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(13,099)
Net Expenses	**3,339,751**
Investment Income–Net	**12,509,720**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(874,542)
Net realized gain (loss) on options transactions	(35,531)
Net realized gain (loss)	**(910,073)**
Net unrealized appreciation (depreciation) on investments	(13,495,308)
Net Realized and Unrealized Gain (Loss) on Investments	**(14,405,381)**
Net (Decrease) in Net Assets Resulting from Operations	**(1,895,661)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income–net	12,509,720	25,791,982
Net realized gain (loss) on investments	(910,073)	7,266,776
Net unrealized appreciation (depreciation) on investments	(13,495,308)	1,640,847
Net Increase (Decrease) in Net Assets Resulting from Operations	**(1,895,661)**	**34,699,605**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(5,462,353)	(11,054,595)
Class B Shares	(187,537)	(531,263)
Class C Shares	(185,926)	(351,765)
Class Z Shares	(6,669,115)	(13,825,064)
Total Dividends	**(12,504,931)**	**(25,762,687)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	8,634,700	21,260,275
Class B Shares	170,027	881,966
Class C Shares	1,069,922	2,298,854
Class Z Shares	5,398,087	7,004,372
Dividends reinvested:		
Class A Shares	3,588,771	7,239,461
Class B Shares	110,157	324,589
Class C Shares	110,884	212,639
Class Z Shares	4,597,425	9,424,451
Cost of shares redeemed:		
Class A Shares	(18,899,555)	(34,765,023)
Class B Shares	(3,591,885)	(6,100,476)
Class C Shares	(656,088)	(1,502,168)
Class Z Shares	(13,748,031)	(39,085,135)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(13,215,586)**	**(32,806,195)**
Total Increase (Decrease) in Net Assets	**(27,616,178)**	**(23,869,277)**
Net Assets ($):		
Beginning of Period	584,754,763	608,624,040
End of Period	**557,138,585**	**584,754,763**
Undistributed investment income–net	4,789	–

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Capital Share Transactions:		
Class A[a]		
Shares sold	672,183	1,627,875
Shares issued for dividends reinvested	279,875	553,508
Shares redeemed	(1,473,931)	(2,664,815)
Net Increase (Decrease) in Shares Outstanding	**(521,873)**	**(483,432)**
Class B[a]		
Shares sold	13,188	67,550
Shares issued for dividends reinvested	8,579	24,821
Shares redeemed	(278,919)	(467,003)
Net Increase (Decrease) in Shares Outstanding	**(257,152)**	**(374,632)**
Class C		
Shares sold	83,521	176,250
Shares issued for dividends reinvested	8,635	16,232
Shares redeemed	(51,038)	(115,037)
Net Increase (Decrease) in Shares Outstanding	**41,118**	**77,445**
Class Z		
Shares sold	418,976	535,049
Shares issued for dividends reinvested	358,666	720,799
Shares redeemed	(1,071,506)	(2,993,455)
Net Increase (Decrease) in Shares Outstanding	**(293,864)**	**(1,737,607)**

[a] *During the period ended October 31, 2007, 147,103 Class B shares representing $1,893,108 were automatically converted to 147,193 Class A shares and during the period ended April 30, 2007, 189,232 Class B shares representing $2,475,494 were automatically converted to 189,270 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	13.10	12.91	13.12	12.81	13.04	12.99
Investment Operations:						
Investment income−net[a]	.28	.57	.59	.59	.60	.65
Net realized and unrealized gain (loss) on investments	(.32)	.18	(.21)	.31	(.24)	.04
Total from Investment Operations	(.04)	.75	.38	.90	.36	.69
Distributions:						
Dividends from investment income−net	(.28)	(.56)	(.59)	(.59)	(.59)	(.64)
Net asset value, end of period	12.78	13.10	12.91	13.12	12.81	13.04
Total Return (%)[b]	(.27)[c]	5.94	2.93	7.18	2.80	5.45
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.18[d]	1.16	1.09	1.03	1.00	1.04
Ratio of net expenses to average net assets	1.18[d]	1.16	1.09	1.02	1.00	1.04
Ratio of net investment income to average net assets	4.39[d]	4.33	4.51	4.54	4.57	4.95
Portfolio Turnover Rate	35.38[c]	68.06	48.31	48.30	91.43	92.94
Net Assets, end of period ($ x 1,000)	243,061	256,047	258,504	279,612	293,083	321,936

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not Annualized.
[d] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	2007	2006	Year Ended April 30, 2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	13.11	12.91	13.12	12.82	13.05	12.99
Investment Operations:						
Investment income—net[a]	.25	.49	.52	.52	.53	.58
Net realized and unrealized gain (loss) on investments	(.32)	.21	(.21)	.31	(.23)	.06
Total from Investment Operations	(.07)	.70	.31	.83	.30	.64
Distributions:						
Dividends from investment income—net	(.25)	(.50)	(.52)	(.53)	(.53)	(.58)
Net asset value, end of period	12.79	13.11	12.91	13.12	12.82	13.05
Total Return (%)[b]	(.54)[c]	5.48	2.40	6.64	2.20	5.00
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.69[d]	1.67	1.61	1.54	1.51	1.54
Ratio of net expenses to average net assets	1.69[d]	1.67	1.61	1.54	1.51	1.54
Ratio of net investment income to average net assets	3.89[d]	3.81	3.99	4.02	4.06	4.44
Portfolio Turnover Rate	35.38[c]	68.06	48.31	48.30	91.43	92.94
Net Assets, end of period ($ x 1,000)	8,220	11,799	16,462	21,192	29,471	43,022

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not Annualized.*
[d] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	13.12	12.93	13.14	12.83	13.06	13.01
Investment Operations:						
Investment income−net[a]	.23	.47	.49	.49	.50	.55
Net realized and unrealized gain (loss) on investments	(.31)	.19	(.21)	.32	(.23)	.05
Total from Investment Operations	(.08)	.66	.28	.81	.27	.60
Distributions:						
Dividends from investment income−net	(.24)	(.47)	(.49)	(.50)	(.50)	(.55)
Net asset value, end of period	12.80	13.12	12.93	13.14	12.83	13.06
Total Return (%)[b]	(.64)[c]	5.16	2.18	6.40	2.06	4.67
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.94[d]	1.89	1.82	1.76	1.73	1.77
Ratio of net expenses to average net assets	1.94[d]	1.89	1.82	1.76	1.73	1.77
Ratio of net investment income to average net assets	3.63[d]	3.58	3.78	3.81	3.84	4.18
Portfolio Turnover Rate	35.38[c]	68.06	48.31	48.30	91.43	92.94
Net Assets, end of period ($ x 1,000)	10,547	10,274	9,121	9,158	11,261	13,330

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not Annualized.*
[d] *Annualized.*
See notes to financial statements.

Class Z Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,		
		2007	2006	2005[a]
Per Share Data ($):				
Net asset value, beginning of period	13.10	12.91	13.12	13.09
Investment Operations:				
Investment income−net[b]	.29	.57	.60	.32
Net realized and unrealized gain (loss) on investments	(.32)	.19	(.21)	.03
Total from Investment Operations	(.03)	.76	.39	.35
Distributions:				
Dividends from investment income−net	(.29)	(.57)	(.60)	(.32)
Net asset value, end of period	12.78	13.10	12.91	13.12
Total Return (%)[c]	(.24)[d]	6.00	2.99	2.71[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.13[e]	1.10	1.03[f]	.98[e]
Ratio of net expenses to average net assets	1.12[e]	1.10	1.03[f]	.96[e]
Ratio of net investment income to average net assets	4.44[e]	4.38	4.57	4.49[e]
Portfolio Turnover Rate	35.38[d]	68.06	48.31	48.30
Net Assets, end of period ($ x 1,000)	295,309	306,634	324,537	350,202

[a] *From October 14, 2004 (commencement of initial offering) to April 30, 2005.*
[b] *Based on aveerage shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not Annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of General Municipal Bond Fund Inc. as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class) and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $61,253,295 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $16,442,235 of the carryover expires in fiscal 2008, $9,553,959 expires in fiscal 2009, $17,083,173 expires in fiscal 2010, $10,384,676 expires in fiscal 2011 and $7,789,252 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007 was as follows: tax exempt income $25,762,687. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2007 was approximately $5,400, with a related weighted average annualized interest rate of 5.74%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2007, the Distributor retained $5,950 and $655 from commissions earned on sales of the fund's Class A and Class Z shares, respectively, and $13,512 and $380 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class B and Class C shares were charged $24,344 and $38,308, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class Z shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A, Class B and Class C shares and .20% of the value of the average daily net assets of Class Z shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B, Class C and Class Z shares were charged $311,254, $12,172, $12,770 and $300,209 respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $116,174 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $2,969. Prior to becoming an affiliate, The Bank of New York was paid $10,213 for custody services to the fund for the two months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $260,167, Rule 12b-1 distribution plan fees $10,131, shareholder services plan fees $105,728, transfer agency per account fees $39,060, custodian fees $18,088 and chief compliance officer fees $2,812.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) A .10% redemption fee is charged and retained by the fund on certain Class Z shares redeemed within thirty days of their issuance.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended October 31, 2007, amounted to $211,214,132 and $221,151,339, respectively.

The fund may participate in Secondary Inverse Floater Structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trust as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At October 31, 2007, accumulated net unrealized appreciation on investments was $15,634,835, consisting of $23,966,702 gross unrealized appreciation and $8,331,867 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Plan of Reorganization

On September 7, 2007, the Board of Trustees of the fund approved, subject to shareholder approval on November 12, 2007 of Dreyfus Premier State Municipal Bond Fund, Florida Series ("Florida Series"), an Agreement and Plan of Reorganization to merge Florida Series into the fund as part of a tax-free reorganization. The merger occurred as of the close of business on November 27, 2007. On this date, Florida Series exchanged all of its assets, subject to liabilities, for corresponding Class A, Class B and Class C shares of the fund of equal value. Such shares were distributed pro rata to shareholders of Florida Series so that each shareholder receives a number of Class A, Class B and Class C shares of the fund equal to the aggregate net asset value of the stockholder's Florida Series shares.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of comparable funds (the "Performance Group") and to a broader group of funds (the "Performance Universe") selected by Lipper. The Board had been pro-

vided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's yield performance for the past ten one-year periods ended May 31 (1998-2007) was higher than the Performance Group and the Performance Universe medians for each reported time period. The Board members then reviewed the fund's total return performance for various periods ended May 31, 2007, and noted that the fund's performance was higher than the Performance Group medians for the one-, two- three-, and four-year periods, and lower for the five- and ten-year periods, and that the fund's performance was higher than the Performance Universe medians for the one-, two-, three-, four- and five-year periods and lower for the ten-year period. The Manager also provided a comparison of the fund's calendar year total returns to the return of its Lipper category average for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio as compared to a comparable group of funds (the "Expense Group") that was composed of the same funds included in the Performance Group and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category, as the fund (the "Similar Funds"). The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. Representatives of the Manager informed the Board members that there were no separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: PTEBX	Class B: PMUBX	Class C: DMBCX
	Class Z: DMBZX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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